NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED WARRANTS The New York Stock Exchange ("NYSE" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 (the "Warrants") of Blue Owl Capital Inc. (the "Company") from listing and registration on the Exchange on August 30, 2022, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Warrants are no longer suitable for continued listing and trading on the NYSE. The Exchange reached its decision that the Company's Warrants are no longer suitable for listing pursuant to Listed Company Manual Section 802.01D, since the Warrants no longer meet the minimum distribution criteria after the partial redemption of the warrants as described in the Company's July 18, 2022 disclosure. On August 19, 2022, the Exchange determined that the Warrants of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Warrants from listing and registration on the NYSE. The Company was notified by letter on August 19, 2022. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on August 19, 2022. Trading in the Warrants was suspended immediately on August 19, 2022. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the "Committee") the determination to delist the Warrants, provided it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. On August 19, 2022, the Company confirmed that it will not exercise that right. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.